Exhibit h(3)

                          Domini Social Investments LLC
                             536 Broadway, 7th Floor
                            New York, New York 10012

                                                                     May 1, 2005

Domini Advisor Trust
536 Broadway, 7th Floor
New York, New York 10012

      Re:  Expense Limitation Agreement

Ladies and Gentlemen:

      Domini Social Investments LLC currently provides oversight and administrative and management services to Domini Advisor Trust (the "Trust"), a
Massachusetts business trust. We hereby agree with the Trust that we will waive expenses payable to us by the Trust's series designated Domini Social Equity
Portfolio (the "Fund") or will reimburse the Fund for all expenses payable by the Fund to the extent necessary so that the Fund's aggregate expenses
(excluding brokerage fees and commissions, interest, taxes, and other extraordinary expenses), net of waivers and reimbursements, would not exceed, on a per annum basis, 0.95% of that Fund's average daily net assets.

      The agreement in this letter shall take effect on May 1, 2005, and shall remain in effect until May 1, 2006, absent an earlier modification by the Board of Trustees, which oversees the Fund.

      Please sign below to confirm your agreement with the terms of this letter.

                                    Sincerely,

                                    Domini Social Investments LLC

                                    By:    /s/ Amy L. Domini
                                           -------------------------------------
                                           Title: Chief Executive Officer

Agreed:
Domini Advisor Trust

By:    /s/ Carole M. Laible
       ---------------------------
       Title: Treasurer